UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Garrett Motion Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Susanne V. Clark
Senior Managing Director, General Counsel and Chief Sustainability Officer
c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, New York 10152
(212) 672-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 12, 2023
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Partners Master, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
19,519,532

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
19,519,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,519,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) All calculations of percentage ownership herein are based on a total of 64,842,997 shares of Common Stock issued and outstanding as of February 8, 2023, as reported in the Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC by Garrett Motion Inc. on February 14, 2023. All calculations are based on the shares of Common Stock and Series A Cumulative Convertible Preferred Stock owned by the Reporting Person divided by the outstanding shares of Common Stock plus the shares of Series A Cumulative Convertible Preferred Stock owned by the Reporting Person.

CUSIP No. 366505105	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Partners Offshore General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
19,519,532

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
19,519,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,519,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Cayman GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
19,519,532

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
19,519,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,519,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS
Centerbridge Credit GP Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
19,519,532

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
19,519,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,519,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS
Centerbridge Special Credit Partners III-Flex, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
50,077,650

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
50,077,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,077,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS
Centerbridge Special Credit Partners General Partner III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
50,077,650

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
50,077,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,077,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 8 of 13

1	NAMES OF REPORTING PERSONS
CSCP III Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
50,077,650

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
50,077,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,077,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 9 of 13

1	NAMES OF REPORTING PERSONS
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
69,597,182

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
69,597,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,597,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This amendment (this “Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons on May 13, 2021 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D. The Original Schedule 13D is amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D as previously amended, such incorporation by reference is also amended hereby.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

On April 12, 2023, Credit Partners Master and SC III-Flex entered into a Transaction Agreement with the Company (the “Transaction Agreement”).  Pursuant to the Transaction Agreement, the Company has agreed to repurchase approximately $280 million of shares of its Series A Preferred Stock from Credit Partners Master and SC III-Flex (the “Series A Repurchase”). The Company will pay to Credit Partners Master and SC III-Flex a cash price of $8.10 per repurchased share, which amount will be adjusted to equal the volume-weighted average price of the Company’s Common Stock for the fifteen (15) trading days following the announcement of the transactions, subject to a minimum price of $7.875 and a maximum price of $8.50 (the “Investor Purchase Price”).  In addition to the Investor Purchase Price, for each repurchased share, Credit Partners Master and SC III-Flex will be entitled to receive at the closing of the Series A Repurchase all dividends or other amounts paid or payable on the shares of Series A Preferred Stock, consisting of $0.17 per share, representing the preference dividends that will accrue on the Series A Preferred Stock from April 1, 2023 through June 30, 2023; approximately $0.6835 per share, representing other accrued and unpaid preference dividends on the Series A Preferred Stock; and $0.144375 per share, representing the preference dividends that would have accrued on the Series A Preferred Stock from July 1, 2023 through September 30, 2023.

In addition, pursuant to the Transaction Agreement, Credit Partners Master and SC III-Flex consented to an amendment and restatement to the current certificate of designations for the Series A Preferred Stock (as so amended and restated, the “Second Amended and Restated Certificate of Designations”). After the effectiveness of the Second Amended and Restated Certificate of Designations until September 30, 2023, the Second Amended and Restated Certificate of Designations suspends the potential occurrence of an “Automatic Conversion Event” (as defined therein), and requires the Company to cause a conversion of all shares of Series A Preferred Stock into shares of Common Stock if the Series A Repurchase has been completed (the “Conversion”). Upon the Conversion, each holder of Series A Preferred Stock as of the Conversion will receive one (1) share of Common Stock for each share of Series A Preferred Stock then held, plus any dividends or other amounts payable on the shares of Series A Preferred, as described above.

Pursuant to the Transaction Agreement, the board designation rights of the Reporting Persons will be reduced from three (3) designees to one (1) designee. Furthermore, this number will be reduced to zero at such time as the Reporting Persons beneficially own less than ten percent (10%) of the outstanding voting securities of the Company on an as-converted basis.

The Transaction Agreement provides, among other things, that the Reporting Persons (i) will not acquire beneficial ownership of additional shares of the Company’s equity securities if such acquisition would result in the Reporting Persons beneficially owning more than fifteen percent (15%) of the outstanding voting securities of the Company on an as-converted basis, and (ii) will vote any shares held in excess of eighteen percent (18%) of the voting power of the Company’s voting securities in the manner voted by holders who beneficially own less than eighteen percent (18%) of the Company’s equity securities. These limitations will terminate on the earliest to occur of (i) eighteen (18) months from the date of the Transaction Agreement, (ii) the commencement of an unsolicited tender offer for a majority of the voting securities of the Company, or (iii) any insolvency or bankruptcy of the Company.

The Transaction Agreement provides that, from the date of the Transaction Agreement, the Reporting Person will not (i) directly or indirectly transfer or dispose of any shares of the Company, (ii) enter into certain transactions that transfer or dispose of their economic or other interests in such shares, or (iii) publicly disclose any intention to do either of the foregoing. The lock-up restrictions will be released with respect to 50% of the shares beneficially owned by the Reporting Persons on the date that is six (6) months from the earlier to occur of (x) the completion of the Series A Repurchase and (y) 45 days from the execution of the Transaction Agreement (the “Lock-Up Trigger Date”), and

with respect to all of the shares beneficially owned by the Reporting Persons on the date that is twelve (12) months from the Lock-Up Trigger Date. The lock-up restrictions are subject to exceptions, including transfers made with the prior written consent of the Company and the approval of the Company’s Preferred Stock Conversion Committee, as well as customary exceptions for transfers in connections with tender offers, certain other fundamental transactions, and the grant of proxies in connection with annual or special meetings of the Company.

The foregoing description of the Transaction Agreement is qualified in its entirety by reference to the full text of the Transaction Agreement, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b).

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Credit Partners Master and SC III-Flex are parties to the Transaction Agreement. The summary of the Transaction Agreement set forth in Item 4 is incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Transaction Agreement, dated as of April 12, 2023, by and among Garrett Motion Inc., Credit Partners Master and SC III-Flex, as filed pursuant to the Form 8-K filed by the Company on April 14, 2023, and incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: April 14, 2023
CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.

By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson